

10036105

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-22273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital Institutional Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Elm Street, Suite 3900
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim R. Hall (214) 720-0055
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

We, Kristi P. Wetherington and Tim R. Hall, affirm that, to the best of our knowledge and belief the accompanying financial statement and supplemental schedules pertaining to the firm of Capital Institutional Services, Inc., as of December 31, 2009, are true and correct and such financial statements and supplemental schedules will be promptly made available to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Signature

President & CEO

Title


ANN SEBERT
Notary Public, State of Texas
My Commission Expires
December 10, 2011

Signature

CFO & Treasurer

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Shareholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

CAPITAL INSTITUTIONAL SERVICES, INC.

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2009

CAPITAL INSTITUTIONAL SERVICES, INC.

Table of Contents



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
Capital Institutional Services, Inc.

We have audited the accompanying statement of financial condition of Capital Institutional Services, Inc. as of December 31, 2009 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Institutional Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 24, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 69,348
Cash segregated under federal regulations	2,034,685
Short-term investments	23,678,245
Investments	2,809,672
Receivables from brokers and dealers	1,232,635
Deferred research costs, net	2,418,681
Furniture and equipment, at cost, less accumulated depreciation of $2,262,654	2,960,613
Other assets	2,553,320
Total Assets	$ 37,757,199

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 3,331,731
Accrued commissions and bonuses	1,998,679
Accrued research services	12,605,843
Accrued state income taxes	121,590
Total liabilities	18,057,843
Commitments and contingencies	
Shareholders' equity	
Voting common stock, $0.01 par value, 1,000,000 shares authorized, 20,842 shares issued and outstanding	209
Non-voting common stock, $0.01 par value, 9,000,000 shares authorized, 187,578 shares issued and outstanding	1,875
Additional paid-in capital	27,355
Retained earnings	19,669,917
Total shareholders' equity	19,699,356
Total Liabilities and Shareholders' Equity	$ 37,757,199

The accompanying notes are an integral part of these financial statements.

CAPITAL INSTITUTIONAL SERVICES, INC.

Statement of Income

For the Year Ended December 31, 2009

Revenues	
Commissions	$ 79,195,818
Underwriting concessions	987,474
Correspondent clearing fees	1,002,097
Investment income	215,438
Other	606,176
Total revenues	82,007,003
Expenses	
Research and recapture	45,418,180
Employee compensation and benefits	16,169,122
Floor brokerage, exchange and clearance fees	12,199,564
Occupancy and equipment	3,455,841
Promotional	1,127,082
General and administrative	1,399,258
Total expenses	79,769,047
Income before provision for income taxes	2,237,956
Provision for income taxes	137,801
Net Income	$ 2,100,155

The accompanying notes are an integral part of these financial statements.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2009

	Voting and Non-Voting Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance, December 31, 2008	21,052	$ 211	210	$ (786,250)	$ 29,525	$ 20,614,489	$ 19,857,975
Net income	--	--	--	--	--	2,100,155	2,100,155
Retirement of treasury stock	(210)	(2)	(210)	786,250	(295)	(785,953)	--
Stock split	187,578	1,875	--	--	(1,875)	--	--
Distributions to shareholders	--	--	--	--	--	(2,258,774)	(2,258,774)
Balance, December 31, 2009	208,420	$ 2,084	--	$ --	$ 27,355	$ 19,669,917	$ 19,699,356

The accompanying notes are an integral part of these financial statements.

CAPITAL INSTITUTIONAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 2,100,155
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	715,071
Unrealized loss on investments	(106,581)
Realized loss on investments	42,746
Loss on disposal of furniture and equipment	74,918
Changes in assets and liabilities:	
Decrease in cash segregated under federal regulations	762,894
Decrease in receivable from brokers and dealers	845,699
Increase in other assets	(432,286)
Decrease in short-term investments	5,162,001
Change in deferred research costs and accrued research services, net	(2,120,105)
Decrease in accounts payable and accrued liabilities	(2,694,875)
Decrease in accrued commissions and bonuses	(1,111,058)
Decrease in accrued state income taxes	(6,119)
Net cash provided by operating activities	3,232,460
Cash flows from investing activities	
Proceeds from maturities of investments	2,041,000
Purchases of investments	(2,159,150)
Purchases of furniture and equipment	(893,337)
Net cash used by investing activities	(1,011,487)
Cash flows from financing activities	
Distributions to shareholders	(2,258,774)
Net cash used by financing activities	(2,258,774)
Net decrease in cash	(37,801)
Beginning cash	107,149
Ending cash	$ 69,348
Supplemental Disclosures	
Cash paid for:	
Interest	$ --
Income taxes	$ 137,801

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker/dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt and equity transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its offices in Dallas, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results may differ from these estimates.

Research Credit

The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions from the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Research Credit. It is understood by the Money Managers and the Company that Research Credit is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. Accordingly, management does not consider Research Credit to be a financial instrument. The accumulated Research Credit of Money Managers is reduced when the Company provides third-party research at the request of such Money Managers.

Amounts relating to Money Managers with a positive Research Credit balance are reflected in the accompanying statements of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Research Credit, continued

execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Credit balance are reflected in the accompanying statements of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

The reserve for uncollectible negative Research Credit balances is determined using a method which approximates net realizable value.

Securities Transactions

Securities transactions are normally recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than on a trade-date basis.

Underwriting Concessions

Underwriting concessions represent concessions from managing underwriters on syndicates generated by Money Managers doing business with the Company. Underwriting concessions are accrued when the Company receives notification from both the managing underwriter and the Money Managers that the settlement has occurred.

Correspondent Clearing Fees

Correspondent clearing fees represent income received for providing institutional quality execution and clearing services to fully disclosed correspondent broker/dealers.

Fair Value of Financial Instruments

The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 5).

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, continued

Furniture and Equipment

Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Proprietary Accounts of Introducing Brokers

Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Recent Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

See Note 14 for more information regarding the Company's evaluation of subsequent events.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $2,034,685 has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Concentration Risk

At December 31, 2009, and at various other times throughout 2009, the Company had cash balances in excess of Federally insured limits. Cash accounts at banks are currently insured by the FDIC up to $250,000.

Note 4 - Short-Term Investments

Short-term investments consist of money market funds which are highly liquid instruments readily convertible to known amounts of cash as well as certificates of deposit with maturities of less than one year. At December 31, 2009, money market funds and certificates of deposit were $23,452,029 and $226,216, respectively.

Note 5 - Investments

The cost and estimated market values of investment securities at December 31, 2009 are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury notes	$2,059,150	$ --	$ (41,521)	$ 2,017,629
Mutual funds	797,119	--	(5,076)	792,043
Total	$2,856,269	$ --	$ (46,597)	$ 2,809,672

The Company is subject to the provisions of FASB ASC 820, *Fair Value Measurements*, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in

Note 5 - Investments, continued

pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. FASB ASC 820 also establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy under FASB ASC 820 are described below:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy.

Investments in U.S. Treasury Notes and Mutual Funds are traded on a national exchange and are stated at the last reported sales price on the day of valuation. The Company considers all such investments to be Level 1 investments.

At December 31, 2009, the Company did not hold any financial liabilities measured at fair value.

Note 6 - Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2009:

	Estimated Useful Life	
Automobile	5 years	$ 134,105
Furniture, fixtures and lease hold improvements	7 years	1,330,202
Computer equipment	5 years	1,733,419
Computer software	5 years	2,025,541
		5,223,267
Less – accumulated depreciation		(2,262,654)
Total		$ 2,960,613

Depreciation expense was $715,071 for the year ended December 31, 2009 and is included in occupancy and equipment expense in the accompanying statement of income.

Note 7 - Customer Protection – Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

Included in the receivable from brokers and dealers is $883,178 of customer cash held at the clearing broker. This amount relates to commission recapture and is offset by $883,178 recorded in accounts payable and accrued liabilities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Note 8 - Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company adopted FASB ASC 740 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions' Uniform net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(a)(1)(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2009, the Company had net capital as defined by Rule 15c3-1 of $11,070,536 which was $10,820,536 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes. Such distributions totaled $2,258,774 in 2009.

Note 9 - Net Capital Requirements, continued

During January 2010, the Company made cash distributions of $191,694 to shareholders.

Note 10 - Commitments

The Company leases office and equipment under operating leases with expiration dates through March, 2016. Certain leases provide for renewal options.

Future minimum rentals at December 31, 2009 are as follows:

Year Ending December 31,	Amount
2010	797,133
2011	647,165
2012	542,352
2013	543,771
2014	548,729
Thereafter	704,030
Total	$ 3,783,180

In September 2003, the Company vacated office space in London, England and is currently subleasing this property. At December 31, 2009, the Company had accrued $150,377 associated with the exit of its London office. This amount represents the present value of the difference between future rent payments and anticipated sublease income. Total rent expense for the year ended December 31, 2009 was $1,105,669.

Note 11 - Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. Substantially all of the Company's employees are eligible to become participants in the Plan after three months of service. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution. The Company's contributions to the Plan were $118,776 for 2009.

Note 11 - Employee Benefits, continued

In 2004, the Company implemented a Deferred Compensation Plan (the "DCP") for eligible management employees to defer a portion of their compensation and bonus compensation. The DCP is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the DCP are classified as investments with the related liability to deferred compensation.

Compensation expense for the year ended December 31, 2009 is comprised of employer contributions and investment gains.

At December 31, 2009, the Company had no obligation to provide other post-retirement benefits to current or former employees.

Note 12 - Financial Instruments with Off-Balance Sheet Risk

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Note 13 - Common Stock

During the year ended December 31, 2009 the Company amended its Articles of Incorporation to provide for Non-Voting Common Stock. Voting and Non-Voting Common Stock are treated equally with respect to the declaration and payment of dividends, the making of any distribution in connection with the dissolution and winding up of the Company, or in any merger or consolidation. Holders of Voting Common Stock have voting rights at all meetings of shareholders, whereas holders of Non-Voting Common Stock have no voting rights.

Note 13 - Common Stock, continued

On September 16, 2009, the Board of Directors authorized a stock dividend to existing shareholders. In connection with this stock dividend, the Company issued nine shares of Non-Voting Common Stock for each share of Voting Common Stock.

Note 14 - Subsequent Events

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2009, through February 24, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2009

Schedule I

CAPITAL INSTITUTIONAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

Computation of Net Capital

Total stockholder's equity qualified for net capital		$ 19,699,356
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		19,699,356
Deductions and/or charges		
Non-allowable assets:		
Receivables from broker dealers	$ 149,584	
Deferred research costs	2,418,681	
Furniture and equipment, net	2,960,613	
Other assets	2,524,192	(8,053,070)
Net capital before haircuts on securities positions		11,646,286
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(a)(1)(ii)):		(575,750)
Net capital		11,070,536
Minimum net capital required under Rule 15c3-1 (1)		250,000
Net capital in excess of minimum requirements (2)		$ 10,820,536

(1) The Company has elected to compute minimum net capital using the Alternative Net Capital method defined in Rule 15c3-1(a)(1)(ii).

(2) There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

CAPITAL INSTITUTIONAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Bank of America/Merrill Lynch

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2009

 CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
Capital Institutional Services, Inc.

In planning and performing our audit of the financial statements and supplemental information of Capital Institutional Services, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 24, 2010

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2009



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
Capital Institutional Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Capital Institutional Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Capital Institutional Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for Capital Institutional Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the year ended December 31, 2009;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022273 FINRA DEC
CAPITAL INSTITUTIONAL SERVICES INC
1601 ELM ST. SUITE 3900
DALLAS, TX 75201-4708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 115,538

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (40 872)

10/29/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 74,666

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 74,666

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 74,666

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CAPITAL INSTITUTIONAL SERVICES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO & Treasurer
(Title)

Dated the 28th day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 60,818,679

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 4,466,314

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Recapture expenses paid back to customers — 10,136,713

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 587

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) — 587

Total deductions — 14,603,614

2d. SIPC Net Operating Revenues — $ 46,215,065

2e. General Assessment @ .0025 — $ 115,538

(to page 1 but not less than $150 minimum)